

April 14, 2011

Steven A. Davis
Chief Executive Officer
Bob Evans Farms, Inc.
3776 South High Street
Columbus, OH 43207

      Re: Bob Evans Farms, Inc.
             Form 10-K for Fiscal Year Ended April 30, 2010
             Filed June 29, 2010
             File No. 000-01667

Dear Mr. Davis:

      We have completed our review of your filing and do not have any further comments at this time.

                      Sincerely,

                      Julie F. Rizzo
                      Attorney Advisor